April 30, 2013

Via EDGAR and Hand Delivery

Correspondence Relating to Registration Statement

Ms Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	QIWI plc

Registration Statement on Form F-1 filed on March 27, 2013.

File No. 333-187579

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1, File No. 333-187579, filed with the Commission on March 27, 2013 (the “F-1 Registration Statement”).

Concurrently with the submission of this response letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No.3 to the F-1 Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement since the filing of the F-1 Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in the F-1 Registration Statement. Unless otherwise stated, page references in the text of this letter correspond to pages and captions in the F-1 Registration Statement.

QIWI plc

Response Letter to SEC Comments

April 30, 2013

Exhibit Index, page II-5

Exhibit 5.1 – Opinion of Antis Triantafyllides & Sons LLC

1.	Please have counsel delete as inappropriate the Assumptions set forth in paragraphs (c) and (e) on page 2 of the opinion.

2.	Please delete as inappropriate the Qualifications set forth in paragraphs (d) and (e) on page 2 of the opinion, or explain why counsel believes such Qualifications do not constitute assumptions of fact material to the opinion. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

Response:

In response to the Staff’s comments 1 and 2 above, Cypriot counsel to the Company has revised its opinion accordingly. Please see Exhibit 5.1 of Amendment No. 3.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3.	Please file a currently dated auditor’s consent to the use of its audit report prior to effectiveness of the registration statement.

Response:

In response to the Staff’s comment, the Company’s independent public registered accounting firm has provided a currently dated consent to the use of its audit report. Please see Exhibit 23.1 of Amendment No. 3.

*            *             *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

Response Letter to SEC Comments

April 30, 2013

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely, /s/ Pranav Trivedi Pranav Trivedi Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev